Exhibit 99.2

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) dated as of 13th of December, 2022 (the “Effective Date”) is entered into between Bolt Mining, LLC, a Delaware limited liability company (“Seller”), and Bit Brother New York, Inc., a New York corporation (“Buyer”). Capitalized terms used in this Agreement have the meanings given to such terms herein.

RECITALS

WHEREAS, Seller is engaged in the business of providing cryptocurrency mining equipment and infrastructure (the “Business”); and

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, certain identified assets and liabilities of the Business, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I.
PURCHASE AND SALE

Section 1.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at each Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in, all of the relevant assets set forth on Schedule 1.01 hereto (collectively, the “Purchased Assets”) in accordance with the terms set forth in Section 1.04.

Section 1.02 Excluded Assets. Other than the Purchased Assets, Buyer expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other assets or properties of Seller, and all such other assets and properties shall be excluded from the Purchased Assets (collectively, the “Excluded Assets”). For the avoidance of doubt, the following shall, without limitation, be deemed Excluded Assets: All of Seller’s existing hosting contracts; all intellectual property of Seller, including, without limitation, the Bolt Mining Proprietary Control System; and use of the “Bolt Mining” name. Notwithstanding the foregoing, Seller grants to Buyer a perpetual nonexclusive license for the unlimited use of the Bolt Mining Proprietary Control System at no additional cost over the Purchase Price.

Section 1.03 Assumed Liabilities.

(a) Subject to the terms and conditions set forth herein, Buyer shall not assume, pay, perform or discharge any Liabilities of Seller except the following (“Assumed Liabilities”):

(i) Liabilities arising under or relating to any Contracts set forth on Schedule 1.01 (the “Assigned Contracts”) which arise or accrue after the Effective Date;

(ii) all other Liabilities arising out of or relating to Buyer’s ownership or operation of the Purchased Assets which arise or accrue on or after the Effective Date.

(b) For purposes of this Agreement:

(i) “Liabilities” means liabilities, obligations or commitments of any nature whatsoever, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

(ii) “Contracts” means all contracts, leases, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

(c) Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller except Assumed Liabilities.

Section 1.04 Purchase Price. The aggregate purchase price for the Purchased Assets shall be $2,100,000 (the “Purchase Price”) to be paid in accordance with the Section 2.03. Contemporaneously with Closing, defined in Section 2.1, Buyer will become the sublessor to the Site and the Site shall have the capability of running 6 MW of electrical power, and the power shall be at a fixed power block price not to exceed an average of $50.00 per MWh exclusive of adders, TDSP pass-through charges, taxes and assessments.

Section 1.05 Additional Consideration for Full Payment of the Purchase:

(a) Seller shall assign and or sublease to Buyer all of Seller’s rights under the Commercial Lease by and between Acme Commercial Properties LLC (“Landlord”) and Seller as amended 3/22/22 (the “Site Lease”), or Buyer shall execute a lease agreement, for the property located at 1968 N Access Rd, Clyde, TX 79510 (the “Site”) directly with the Landlord. Any sublease must receive Landlord’s consent and must be on terms reasonably acceptable to Buyer.

(b) Seller shall procure for Buyer’s benefit, a power purchase agreement with terms that are acceptable to Buyer that secures the purchase and delivery of 6 megawatts of power to the Site at a fixed power block price not to exceed an average of $50.00 per MWh exclusive of adders, TDSP pass-through charges, taxes and assessments (the “PPA”); and

(c) Sellers shall complete the Development Work (described in Section 5.01).

Section 1.06 Allocation of Purchase Price. The Purchase Price and the Assumed Liabilities shall be allocated among the Purchased Assets for all purposes (including Tax and financial accounting) as shown on the allocation schedule set forth on Schedule 1.06 (the “Allocation Schedule”). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended. Buyer and Seller shall file all returns, declarations, reports, information returns and statements and other documents relating to Taxes (including amended returns and claims for refund) (“Tax Returns”) in a manner consistent with the Allocation Schedule.

Article II

CLOSING

Section 2.01 Closing. Subject to the terms and conditions of this Agreement, Closing shall take place at the time a place determined by the parties and may occur remotely by exchange of documents and signatures (or their electronic counterparts).

Section 2.02 Closing Deliverables. At the Closing, Seller shall deliver to Buyer the following (collectively, with this Agreement, the “Transaction Documents”), as applicable:

(a) an assignment and bill of sale in the form of Exhibit A attached hereto (the “Assignment and Bill of Sale”) and duly executed by Seller, effecting the assignment to and assumption by Buyer of the related Purchased Assets and Assumed Liabilities, and transferring all Purchased Assets including furniture, fixtures, equipment, machinery, tools, vehicles, office equipment, supplies, computers, telephones and other tangible personal property of the Business (the “Tangible Personal Property”) included in the related Closing;

(b) The Site Lease executed by the Landlord.

(c) The PPA executed by the power provider.

(d) such other customary instruments of transfer or assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to the transactions contemplated by this Agreement.

(e) a Certificate of Fact from the Texas Secretary of State or other acceptable documentation showing Seller is in good standing; and

(f) Resolutions, consents or similar documentation showing the transactions described in this Agreement and the Transaction Documents have been duly approved and that the signatory to the Transaction Documents has due authority to execute the Transaction Documents and bind the Company.

Section 2.03 Payment of the Purchase Price. Buyer shall pay to Seller $1,775,000 upon the receipt of each of the items listed in Section 2.02 and verification the Site meets the requirements set forth in Section 1.04. Buyer shall pay to Seller $300,000 after full satisfaction by Seller of Seller’s obligations under Section 5.01 (a), provided Seller is not in default under any other of Seller’s obligations under this Agreement. Buyer shall pay to Seller $25,000, 24 months after the date of this Agreement if Buyer has not been required to pay any personal property taxes on the Purchased Assets for periods prior to the Effective Date and if there have been no tax liens rendered against the purchased Assets for any periods prior to the Effective Date.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof and unless disclosed to Buyer in writing prior thereto, will be true and correct as of each Secondary Closing.

Section 3.01 Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and the Transaction Documents constitute legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.02 No Conflicts or Consents. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or breach any provision of the certificate of incorporation or by-laws of Seller; (b) violate or breach any provision of any Law or Governmental Order applicable to Seller, the Business or the Purchased Assets; or (c) require any consent, permit, Governmental Order, filing or notice from, with or to any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court or tribunal of competent jurisdiction (each, a “Governmental Authority”) by or with respect to Seller in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; except, in the cases of clause (b) where the violation, breach, conflict, default, acceleration or failure to obtain consent or give notice would not have a Material Adverse Effect and, in the case of clause (c), where such consent, permit, Governmental Order, filing or notice which, in the aggregate, would not have a Material Adverse Effect. For purposes of this Agreement: (i) “Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law or other requirement or rule of law of any Governmental Authority; (ii) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority; (iii) “Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity; and (iv) “Material Adverse Effect” means any events, occurrences, facts, conditions or changes that in the aggregate are or with the passage of time will be materially adverse to the business, results of operations, financial condition or assets of the Business, taken as a whole.

Section 3.03 Title to Tangible Personal Property. Seller has good and valid title to all Tangible Personal Property included in the Purchased Assets, free and clear of any lien, charge, claim, pledge, security interest or other similar encumbrance (each, an “Encumbrance”), except for liens for Taxes not yet due and payable.

Section 3.04 Legal Proceedings; Governmental Orders.

(a)	Except as listed on Schedule 3.04 (a), there are no claims, actions, suits, investigations or other legal proceedings (collectively, “Actions”) pending or, to Seller’s knowledge, threatened against or by Seller relating to or affecting the Business, the Purchased Assets or the Assumed Liabilities.

(b)	Except as listed on Schedule 3.04 (b) there are no outstanding Governmental Orders against, relating to or affecting the Business or the Purchased Assets.

Section 3.05 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

Section 3.06 Purchased Assets. Schedule 1.01 is a true and correct list of all tangible and intangible assets used in connection with Seller’s cryptocurrency mining operations at the Site except for the mining machines, including identifying marks and serial numbers if applicable. All the Purchased Assets are in good operating condition and repair, have no defects and are fit for the purpose for which the Purchased Assets are being purchased. At the Initial Closing, the Purchased Assets will be sufficient to operate a 6 MW cryptocurrency mining facility (save and except the mining machines which will be supplied by Buyer).

Section 3.07 No Defaults. Seller is in full compliance with the Site Lease and has no knowledge of any event or occurrence that has, or with notice or the passage of time or both will cause a default under the Site Lease.

Section 3.08 No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information, documents or material regarding the Business and the Purchased Assets furnished or made available to Buyer and its Representatives in any form. For purposes of this Agreement, “Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Section 4.01 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York. Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and the Transaction Documents constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or breach any provision of the certificate of incorporation or by-laws of Buyer; (b) violate or breach any provision of any Law or Governmental Order applicable to Buyer; (c) require the consent, notice or other action by any Person under, conflict with, violate or breach, constitute a default under or result in the acceleration of any agreement to which Buyer is a party; or (d) require any consent, permit, Governmental Order, filing or notice from, with or to any Governmental Authority by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; except, in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to obtain consent or give notice would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby and, in the case of clause (d), where such consent, permit, Governmental Order, filing or notice which, in the aggregate, would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 4.03 Solvency; Sufficiency of Funds. Immediately after giving effect to the transactions contemplated hereby, Buyer shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all Liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer or Seller. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

Section 4.04 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.05 Brokers. Any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer shall be paid by Buyer at its own expense outside of this Agreement. For the avoidance of doubt, no amount of the Purchase Price shall be payable to any third parties unless as expressly defined within this agreement.

Section 4.06 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Business and the Purchased Assets and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of Seller for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article III of this Agreement; and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Business, the Purchased Assets or this Agreement, except as expressly set forth in Article III of this Agreement.

Article V
COVENANTS

Section 5.01 Transition Services. After Closing the Seller shall do the following:

(a)	Develop of the incremental 1.5MW of mining capacity on the north side of the Site (the “Development Work”) to the reasonable satisfaction of Buyer, consistent with existing infrastructure.

(b)	Assist with the installation of Buyer mining equipment for a period of six (6) months following the Closing Date (the “Installation Period”).

(c)	Repair and maintain, the containers, transformers and electrical assets included in the Purchased Assets for a period of six (6) months after Closing, EXCEPT that such responsibility shall not apply to repair or maintenance needs arising from routine wear and tear, electrical surges/in-rushes nor electrical/site/operational mismanagement (including non-nameplate usage of any site equipment) by Buyer that occur more than thirty (30) days following the Closing Date.

(d)	Assist with the mitigation of block liquidations below Buyer’s fixed cost of power through mutually agreeable means, including “at cost” consumption of Site power by Seller.

(e)	Assist Buyer with the procurement and negotiation of fixed power agreements for the remainder of the Site (the “PPA Work”).

All of Seller’s requirements under this Section 5.01, shall be completed in good, workman like manner and be to Buyer’s reasonable satisfaction.

Section 5.02 Buyer Efforts. From the Effective Date until the release of the Final Payment, Buyer shall make commercially reasonable efforts to satisfy, within two (2) business days, any request from Seller or any utility provider or broker or agent thereof, to fund deposits or otherwise provide information (that Buyer is obligated to fund or provide) in connection with the PPA Work. If at any time Buyer (if it is obligated to do so) fails to fund any such deposit or meet any such information request the PPA Work may cease until such payment is made.

Section 5.03 Confidentiality. Buyer acknowledges and agrees that the Confidentiality Agreement, dated as of 11/1/2022, between Buyer and Seller (the “Confidentiality Agreement”) remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement.

Section 5.04 Public Announcements. Unless otherwise required by applicable Law, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

Section 5.05 Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

Section 5.06 Transfer Taxes. All transfer, sales, use, registration, documentary, stamp, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents, if any, shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

Section 5.07 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

Article VI
INDEMNIFICATION

Section 6.01. Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is one year from the Initial Closing Date except for representations and warranties contained Sections 3.01, 3.02, 3.03 and 3.04 which shall survive indefinitely. Any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 6.02 Indemnification by Seller. Subject to the other terms and conditions of this Article VI, from and after the Closing, Seller shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees (collectively, “Losses”), incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement; or

(c) any Excluded Asset or any Excluded Liability.

Section 6.03 Indemnification by Buyer. Subject to the other terms and conditions of this Article VI, from and after the Closing, Buyer shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of or with respect to:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement;

(c) any Assumed Liability;

(d) any Losses arising out of or in any way related to the ownership or operation of any Purchased Assets from and after the Closing.

Section 6.04 Certain Limitations. The party making a claim under this Article VI is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this Article VI is referred to as the “Indemnifying Party.” The indemnification provided for in Section 6.02 and Section 6.03 shall be subject to the following limitations:

(a) The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 6.02(a) or Section 6.03(a), as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 6.02(a) or Section 6.03(a) exceeds $5,000 (the “Deductible”), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible.

(b) The aggregate amount of all Losses for which an Indemnifying Party shall be liable:

(c) pursuant to Section 6.02 or 6.03, as the case may be, other than for Fraud, shall not exceed the Purchase Price.

(d) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(e) Seller shall not be liable under this Article VI for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if Buyer had acknowledged and agreed to such inaccuracy or breach prior to the Closing.

Section 6.05 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the Indemnified Party shall promptly provide written notice of such claim to the Indemnifying Party. Such notice by the Indemnified Party shall: (a) describe the claim in reasonable detail; (b) include copies of all material written evidence thereof; and (c) indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a Person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense, subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any claim, including: (i) making available records relating to such claim; and (ii) furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such claim. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.05 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 6.06 Exclusive Remedies. The parties acknowledge and agree that from and after the Closing their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article VI. In furtherance of the foregoing, each party hereby waives, from and after the Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VI. Nothing in this Section 6.06 shall limit any Person’s right to seek and obtain any equitable relief to which such Person shall be entitled (including injunctive relief) or to seek any remedy on account of any intentional fraud or theft by any party hereto.

Article VII
MISCELLANEOUS

Section 6.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 6.02 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third (3) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

If to Buyer:	Bit Brother New York Inc. 800, 3rd Avenue, Suite 2700 New York, NY 10022 Email: rjones@bitbrother.com Attention: Ralph Jones

with a copy to: (which shall not constitute notice)	David M Sloan 23 W Trace Creek Dr. Spring, Texas 77381 Email: sloandm@advisory-counsel.com

If to Seller:	Bolt Mining, LLC 1401 Lavaca St, Suite 1401 Austin, TX 78701 Email: sean@boltmining.io Attention: Sean Gallagher, CFO

with a copy to: (which shall not constitute notice)	Jackson Walker 2323 Ross Ave, Suite 600 Dallas, TX 75201 Facsimile: 214.953.5822 Email: mlaussade@jw.com Attention: Mike Laussade

Section 6.03 Interpretation; Headings. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 6.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement.

Section 6.05 Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 6.06 Successors and Assigns; Assignment. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign any of its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Any purported assignment in violation of this Section shall be null and void. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 6.07 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right or remedy arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 6.08 Governing Law; Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to its principles of conflicts-of-law or choice-of-law. Any legal suit, action, proceeding, or dispute arising out of or related to this Agreement or the transaction contemplated hereby shall be resolved through final and binding arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration by a sole arbitrator. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1. Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof as provided in this Section 7.08. Any Party may commence the arbitration process by submitting a written demand for arbitration to the other Parties and otherwise complying with the rules of the International Institute for Conflict Prevention and Resolution. Any arbitration to be conducted pursuant to this Section 11.15 will be conducted in Houston, Texas and the seat of arbitration shall be Houston, Texas. The arbitrator shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction; provided, however, no punitive damages shall be awarded. The arbitrator shall have the power to award fees and expenses of such arbitration as he or she deems fair and equitable based on the claims made, the Parties’ conduct in the arbitration process, and the outcome of the arbitration. The provisions of this Section 7.08 with respect to the arbitration conducted pursuant to the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration may be enforced by any court of competent jurisdiction, and the Parties seeking enforcement shall be entitled to an award of all costs, fees and expenses, including reasonable attorneys’ fees, to be paid by the Party (or Parties) against whom enforcement is ordered. The Parties agree that this Section 7.08 has been included to rapidly and inexpensively resolve any disputes between them with respect to the matters described herein, and that this Section 7.08 shall be grounds for dismissal of any court action commenced by any Party with respect to a dispute arising out of such matters. The Parties shall maintain the confidential nature of the arbitration proceeding and the award, including the hearing, except as may be necessary to prepare for or conduct the arbitration hearing on the merits, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an award or its enforcement, or unless otherwise required by applicable Law.

Section 6.09 Waiver of Trial by Jury. Each Party hereby agrees that (i) any and all litigation arising out of this Agreement shall be arbitrated pursuant to Section 7.08 and that any court proceedings related to such arbitration shall be conducted only in the federal courts located within the State of Texas and (ii) such courts shall have the exclusive jurisdiction to hear and decide such matters. Each Party hereby (x) expressly waives any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or arising from any relationship existing in connection with this Agreement, and (y) agrees that any such action shall be resolved by arbitration.

Section 6.10 Jurisdiction. Each Party hereby submits to the personal jurisdiction of such courts described in Section 7.08 and/or the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration described herein and waives any objection such Party may now or hereafter have to venue or that such courts and/or arbitration are inconvenient forums.

Section 6.11 Independent Counsel. Each Party acknowledges that they have had the opportunity to be represented by separate and independent counsel in the negotiation of this Agreement, that such respective attorney, if any, was of their own choosing, and that they have read this Agreement and understand the legal consequences.

Section 6.12 Attorney’s Fees. If any action at law or in equity is brought to enforce or interpret the provisions of this Agreement, the prevailing Party shall be entitled to recover reasonable attorney’s fees from the other Party or parties, which fees may be set by the arbitrator or the court in the trial of such action or may be enforced in a separate action brought for that purpose and which fees shall be in addition to any other relief which may be awarded.

Section 6.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 6.14 Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby. This Section shall not apply to any acts of fraud, theft, intentional misconduct, or intentional misrepresentations.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER:

BOLT MINING, LLC

By:	/s/ Sean Gallagher
Name:	Sean Gallagher
Title:	CFO

BUYER:

BIT BROTHER NEW YORK, INC

By	/s/ Ralph Leslie Jones
Name:	Ralph Leslie Jones
Title:	CEO